Exhibit 99.1

Golden Star Announces First Quarter Results Conference Call and Annual and Special Meeting of Shareholders

TORONTO, April 27, 2015 /CNW/ - Golden Star will be releasing its first quarter 2015 results before market open on May 7, 2015. The Company will conduct a conference call and webcast to discuss these results on the same day at 10:00 am EDT.

The Company's Annual General and Special Meeting of the Shareholders will be held on Thursday, May 7th 2015 at 1:30pm EDT at the St. Andrews Club, 27th Floor of 150 King Street West, Toronto.

The quarterly results call can be accessed by telephone or by webcast as follows:
Participants - toll free: +1 888 390 0605
Participants - toll: +1 416 764 8609
Conference ID (all numbers): 25836040
Webcast: www.gsr.com

A recording of the conference call will be available until May 14, 2015 by dialing:
Toll free: +1 888 390 0561
Toll: +1 416 764 8668
Replay passcode: 836040#

The webcast will also be available after the call at www.gsr.com.

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is an established gold mining company that holds a 90% interest in the Wassa, Prestea and Bogoso gold mines in Ghana.  In 2014, Golden Star produced 261,000 ounces of gold and is expected to produce 250,000 – 275,000 ounces in 2015.  The Company is pursuing brownfield development projects at its Wassa and Prestea mines that are expected to transform these mines into lower cost producers from 2016 onwards.  As such, Golden Star offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with significant development upside potential.

SOURCE Golden Star Resources Ltd.

For further information: please visit www.gsr.com or contact: Angela Parr, Vice President Investor Relations, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 14:58e 27-APR-15